FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person*

HSBC Holdings plc

2.  Date of Event Requiring Statement (Month/Day/Year)

May 10, 1999

3.  IRS or Social Security Number of Reporting Person(Voluntary)

IRS Number Pending

4.  Issuer Name and Ticker or Trading Symbol

Republic New York Corporation (RNB)

5.  Relationship of Reporting Person to Issuer (check all applicable)

        Director                       X    10% Owner
--------                            --------
        Officer (give                       Other (specify
--------         title below)       --------          below)

____________________________


6.  If Amendment, Date of Original(Month/Day/Year)

7.  Individual or Joint/Group Filing (Check applicable line)

       X   Form filed by One Reporting Person
      ---
           Form filed by More than One Reporting Person
      ---

Table I -- Non-Derivative Securities Beneficially Owned


1.  Title of Security (Instr. 4)

Common Stock, Par Value $5.00 Per Share


2.  Amount of Securities Beneficially Owned (Instr. 4)

None (a)

3.  Ownership Form: Direct (D) or Indirect (I) (Instr. 5)


4.  Nature of Indirect Beneficial Ownership (Instr. 5)


*   If the Form is filed by more than one Reporting Person, See
Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


(Print or Type Responses)                                             (Over)

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of Derivative Security (Instr. 4)

Stock Option Agreement

2.  Date Exercisable and Expiration Date (Month/Day/Year)

      Date Exercisable: (c)

      Expiration Date:  (c)

3.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)

      Title: Common Stock, Par Value $5.00 Per Share (2)

      Amount or Number of Shares: 20,929,000 shares (2)

4.  Conversion or Exercise Price of Derivative Security

$72.00

5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)

D

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:

     (a) No shares of Republic New York Common Stock, Par Value $5.00 Per Share ("RNYC Common Stock"), are being reported pursuant to this Form 3. HSBC Holdings plc ("HSBC") is filing this form as a 10% owner solely as a result of the entry into a Stockholders Agreement, dated as of May 10, 1999, among HSBC, RNYC Holdings Limited ("Holdings"), Congregation Beit Yaakov (solely as beneficiary of a life estate of shares beneficially owned by Holdings and, together with holdings, the "Stockholder"), Saban S.A., and Mr. Edmond J. Safra. Holdings is the record and, subject to the life estate of Congregation Beit Yaakov, beneficial owners of 31,044,288 shares of RNYC Common Stock (the "Proxy Shares"). Pursuant to the Stockholders Agreement, the Stockholder has agreed to vote its shares of RNYC Common Stock in favor of the Transaction Agreement and Plan of Merger, dated as of May 10, 1999 (the "Merger Agreement"), among HSBC, Republic New York Corporation ("RNYC") and Safra Republic Holdings S.A. and the Merger provided for therein and not to consent to any Alternative Transaction (as defined in the Stockholders Agreement) or any action that would materially delay, prevent or frustrate the transactions contemplated by the Merger Agreement, and has granted an irrevocable proxy to HSBC to effectuate such agreement. Because of the limited scope of the proxy granted pursuant to the Stockholders Agreement, HSBC expressly disclaims beneficial ownership of the Proxy Shares.


(b) Beneficial ownership of the 20,929,000 shares shares of RNYC Common Stock reported hereunder (the "Option Shares") is so being reported solely as the result of the option (the "Option") granted pursuant to the Stock Option Agreement described under "Derivative Securities Beneficially Owned." Such option has not yet become exercisable and HSBC expressly disclaims beneficial ownership of the Option Shares.

(c) The Option becomes exercisable upon the occurrence of certain events, none of which have occurred as of the date hereof. The Option will expire upon the occurrence of certain events.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

HSBC HOLDINGS PLC

By: Richard E.T. Bennett
Title: General Manager and Group Legal Advisor

/s/ Richard E.T. Bennett
-------------------------------------
** Signature of Reporting Person

May 19, 1999
------------
Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.